UNITED STATES
                                  SECURITIES AND EXCHANGE COMMISSION
                                              WASHINGTON, D.C. 20549


     DI VISION OF
CORPORATI ON FI NANCE


                                                  April 2, 2019

  Via E-Mail

  Eric M. Krautheimer, Esq.
  Sullivan & Cromwell LLP
  1888 Century Park East
  Los Angeles, CA 90067

           Re:     Versum Materials, Inc.
                   Schedule TO-T filed on March 26, 2019, amended on April 1, 2019, by
                     EMD Performance Materials Holding, Inc. and Merck KGaA
                   SEC File No. 005-89759

  Dear Mr. Krautheimer:

        We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

          Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

         After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

  Offer to Purchase

  Summary Term Sheet, page 1

  1. You may not disclaim responsibility for your own disclosure. Thus, revise your disclosure in the last third paragraph of this page 1 and in the first paragraph of section 8 on page 22.

  Conditions of the Offer, page 37

  2. A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder.
           Conditions (vii) and (viii) are dependent upon the bidders becoming aware of certain events. This, it appears that you have reserved the unilateral control to assert a condition subject only to your actions and, as a result, you appear to
 Eric M. Krautheimer
Sullivan & Cromwell LLP
April 2, 2019
Page 2

      conducting an illusory offer in potential contravention of Section 14(e). Please revise your disclosure accordingly.

3. Similarly, condition (xi) appears to result in the conduct of an illusory offer as the condition is not drafted (i) with sufficient specificity to exclude any approval, permit, authorization, extension, action or non-action, waiver or consent to be obtained by the bidders or (ii) to include a level of reasonableness as to whether the approval, permit, etc. is satisfactory to the bidders. Please revise.

4. Refer to condition (xii). We note that the total amount of funds to be used as a measurement in determining the satisfaction of the condition ($5.331 billion) is lower than the amount upon which you based the filing fee (approximately $5.6 billion). With a view toward revised disclosure, please explain to us whether this condition creates an illusory offer in that success of the offer appears to necessarily trigger the condition.

5. We note the language in the penultimate paragraph in this section that your failure
      "at any time to exercise [your] rights under any of the foregoing conditions shall not be deemed a waiver of any such right." If an event triggers a listed offer condition, and you determine to proceed with the offer anyway, you have waived the offer condition. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, you should inform security holders how you intend to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding supplementally.

6. Please refer to the same paragraph referenced immediately above. When a condition is triggered and you decide to proceed with the offer anyway, we
      believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.
 Eric M. Krautheimer
Sullivan & Cromwell LLP
April 2, 2019
Page 3

         We remind you that the bidders are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to me at (202) 551-3619.

                                            Sincerely,


                                            /s/ Daniel F. Duchovny
                                            Daniel F. Duchovny
                                            Special Counsel
                                            Office of Mergers and Acquisitions